Exhibit 99.1

PRESS RELEASE

Just Energy Reports Fourth Quarter and Full Year Fiscal 2016 Results
Fiscal 2016 Sales Up 5%; Gross Margin Increases 17%; Base EBITDA Grows 15%
     Net Debt now 2.6x Base EBITDA; Fiscal 2017 Base EBITDA Expected to Grow Double Digit Percentage

TORONTO, ONTARIO - - May 18, 2016 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced results for its fourth quarter and full fiscal year 2016.

Key Fiscal 2016 Highlights:
•	Sales of $4,105.9 million increased 5% from sales of $3,895.9 million in the prior year, reflecting higher selling prices for the U.S. markets after currency conversion to Canadian dollars, partially offset by a decrease in the total customer base.
•	Gross Margin of $702.3 million increased 17% year over year, driven by the continued success of margin improvement initiatives and favorable impact from foreign exchange.
•	Base EBITDA of $207.6 million increased 15% year over year and exceeded the Company's annual guidance range of $193 to $203 million. Base EBITDA includes $17.9 million of prepaid commission expense for the year. Excluding this additional expense item, Base EBITDA increased 25% to $225.5 million in fiscal 2016.
•	Base Funds from continuing operations ("Base FFO") of $138.2 million increased 49% from the $92.5 million reported in the prior year. The payout ratio on Base Funds from continuing operations for fiscal 2016 was 54%, a significant improvement from 94% in fiscal 2015 and 139% in fiscal 2014.
•	Cash and cash equivalents were $127.6 million as of year ended March 31, 2016, an increase of 62% from $78.8 million reported in the previous year. The increase in cash balances and availability of borrowings under the credit facility over the past year have resulted in $121.1 million of additional buying power.

•	Long-term debt of $660.5 million as of March 31, 2016 decreased 2% from $676.5 million as of March 31, 2015. Book value net debt was 2.6x for Base EBITDA, significantly improved from 3.3x just one year ago.

•	The Company expects fiscal 2017 Base EBITDA to be in the range of $223 to $233 million, reflecting continued double-digit year over year percentage growth. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $40 million for prepaid commercial commissions, this represents a $22 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years.

Financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2016	% increase (decrease)	Fiscal 2015
Sales	$1,075,880	(11)%	$1,209,879
Gross margin	204,289	5%	194,066
Administrative expenses	49,504	18%	42,048
Selling and marketing expenses	62,259	(3)%	63,980
Finance costs	20,312	22%	16,684
Profit (loss) from continuing operations[1]	30,893	NMF[2]	(64,976)
Profit (loss) from discontinued operations	-	NMF[2]	1,535
Profit (loss)[1]	30,893	NMF[2]	(63,441)
Profit (loss) per share from continuing operations available to shareholders - basic	0.16		(0.46)
Profit (loss) per share from continuing operations available to shareholders - diluted	0.14		(0.46)
Dividends/distributions	18,730	1%	18,596
Base EBITDA from continuing operations	67,345	(1)%	67,914
Base Funds from continuing operations	43,822	37%	31,947
Payout ratio on Base Funds from continuing operations	43%		58%

For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2016	% increase (decrease)	Fiscal 2015
Sales	$4,105,860	5%	$3,895,940
Gross margin	702,288	17%	600,069
Administrative expenses	170,330	10%	154,222
Selling and marketing expenses	257,349	14%	225,243
Finance costs	72,540	(2)%	73,680
Profit (loss) from continuing operations	82,494	NMF[2]	(576,377)
Profit (loss) from discontinued operations	-	NMF[2]	132,673
Profit (loss)[1]	82,494	NMF[2]	(443,704)
Profit (loss) per share from continuing operations available to shareholders - basic	0.44		(4.01)
Profit (loss) per share from continuing operations available to shareholders - diluted	0.43		(4.01)
Dividends/distributions	74,792	(14)%	86,723
Base EBITDA	207,629	15%	180,426
Base Funds from operations	138,199	49%	92,472
Payout ratio on Base Funds from operations	54%		94%
Embedded gross margin[2]	1,917,600	2%	1,874,900
Total customers (RCEs)	4,520,000	(4)%	4,686,000
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2Not a meaningful figure.

"Fiscal 2016 was a tremendous year for Just Energy from a financial, operational, and strategic positioning perspective," commented Just Energy's Co-CEO, Deb Merril. "Our business performed very well, delivering strong top and bottom line results while generating meaningful cash flow.  In parallel with delivering strong results, we were able to take strategic measures to position the Company for continued long-term success."
"In fiscal 2016 we exceeded our own guidance and overcame a very tough comparison to the strong fourth quarter of 2015.  As you'll recall, the winter weather of last year provided a windfall across much of the industry.  Given our world class risk management and hedging strategy, we were able to drive strong performance in the recently completed winter quarters despite the relatively warm weather.  These consistent, performance-driven results are now the norm at Just Energy as a result of our strengthened financial positioning and improved profitability profile."
"Over the course of the year we took action to change the business foundation and reposition the Company to capture more accretive profit and cash flow by not allowing our team to chase market share at the expense of margin.  As a result, we expect the improved scale and leverage in our model that is evident in our ability to take 5% top-line sales growth and deliver 17% gross margin and 15% Base EBITDA growth, while driving a 62% increase in cash flow in fiscal 2016 to continue in 2017 and beyond."
Co-CEO James Lewis added, "While sales and net customer additions declined in the fourth quarter as compared to a very strong fourth quarter of fiscal 2015, due to our refusal to engage in risky pricing tactics that would ultimately damage our improved profitability profile, we feel strongly that our margin per customer improvement initiative will continue to deliver in fiscal 2017 and beyond.  We've also taken steps to strengthen our sales force through the addition of four key channel leaders.  Likewise, we feel confident that our ability to embrace the customer and build longer-term loyalty programs through the offering of a differentiated product suite will drive our market position growth in a very profitable manner moving forward.  As a result of our strong position, we believe the Company will achieve fiscal 2017 Base EBITDA in the range of $223 to $233 million, reflecting continued double-digit year over year growth."
Co-CEO, Deb Merril concluded, "We're operating from a greatly improved financial position and our strategy is proving our ability to consistently deliver throughout any cycle. Our financial flexibility, combined with our commitment to maintaining a capital light model, supports our ability to pursue a growth strategy centered on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings.  Looking forward, our geographic expansion will be centered on Europe where we expect to expand into at least two new nations in fiscal 2017 while also introducing new, exciting products to our offering.  These new target markets and the enhanced product suite fit our strategy to become a world class consumer enterprise delivering superior customer value through a range of energy management solutions and a multi-channel approach."

F2016 Fourth Quarter Operating Performance

Just Energy delivered another quarter of strong operating and financial performance as the ongoing focus on increasing gross margin through a more selective sales and renewal process continues to drive profitability across the business and allowed the Company to overcome prepaid commission expense and perform in line with a very strong comparable fourth quarter of 2015.

•	Sales decreased by 11% to $1,075.9 million from $1,209.9 million recorded in the fourth quarter of fiscal 2015. The Consumer division's sales decreased by 15% while the Commercial division's sales decreased by 6%, primarily a result of the lower consumption during the winter months.
•	Gross margin was $204.3 million, an increase of 5% from the prior comparable quarter as a result of an increase from foreign exchange and the increase in the U.K. customer base. Just Energy entered into weather index derivatives with the intention of offsetting gross margin fluctuations from warmer than normal weather. The warmer than normal temperatures in Just Energy's gas markets has resulted in a payout that largely offsets the negative impact from the warmer weather.
•	Administrative expenses increased by 18% from $42.0 million to $49.5 million as a result of an increase in U.S.-based currency expenditures as well as the costs to serve the growing customer base in the U.K.
•	Selling and marketing expenses were $62.3 million, a 3% decrease from $64.0 million reported in the prior comparable quarter. This decrease is largely attributable to lower upfront commission expense as a result of lower gross customer additions in the current period partially offset by the foreign exchange impact of U.S.-based expenses.
•	Finance costs amounted to $20.3 million, an increase of 22% from $16.7 million last year. The increase in finance costs was a result of the impact of foreign currency on the U.S-dollar based interest costs for the US$150m convertible bonds as well as the one-time interest costs associated with the early redemption of $25 million of the senior unsecured notes outstanding. Just Energy has the ability to make a normal course issuer bid ("NCIB") to purchase for cancellation a portion of its convertible debentures. For the three months ended March 31, 2016, Just Energy purchased $1.1 million of the $330m convertible debentures under the NCIB program.

•	Base EBITDA was $67.3 million, a 1% decrease from $67.9 million in the prior comparable quarter. The Company's reported Base EBITDA in the fourth quarter of fiscal 2016 includes $7.4 million of prepaid commission expense, reflecting the change in classification of prepaid commissions to a current asset effective April 1, 2016.

o	Excluding this additional expense item, Base EBITDA increased by 10% to $74.7 million for the fourth quarter of fiscal 2016. Of this $6.8 million year over year improvement in Base EBITDA, $6.7 million was due to the foreign currency impact from translation of the U.S. operations and $0.1 million was driven by operational performance improvements.

•	Base FFO was $43.8 million, up 37% compared to $31.9 million in 2015 as a result of the adjustment required to reflect net cash receipts from gas sales being greater than the prior year as a result of the lower consumption in the current quarter resulting from the warmer winter weather.

Fiscal 2016 Operating Performance

Just Energy delivered another year of strong operating and financial performance with sales of $4,105.9 million, 5% higher than the prior year. Ongoing focus on increasing gross margin through a more selective sales and renewal process continues to drive profitability across the business.

•	Gross margin for fiscal year 2016 was $702.3 million, a 17% increase from the prior year, driven by operational performance improvements and favorable foreign exchange. Gross margin for the Consumer division increased to $538.6 million, up 20% while the gross margin for the Commercial division increased by 9% to $163.6 million.

•	Just Energy increased margins on new customers while also removing lower margin customers from the books, as illustrated in the table on the next page. Higher new customer margins reflect strong margins on new products including bundled offerings.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2016	customers	2015	customers

Consumer customers added and renewed	$207	888,000	$191	983,000
Consumer customers lost	196	592,000	184	635,000
Commercial customers added and renewed	84	1,202,000	79	1,171,000
Commercial customers lost	66	732,000	73	531,000

•	Selling and marketing expenses for fiscal year 2016 were $257.3 million, a 14% increase from $225.2 million reported in the prior year. The increase in selling and marketing expenses is due to the impact of foreign exchange on the U.S.-based commission and overhead expenses, the start-up costs associated with the Residential Solar division, as well as the expenses becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (commercial brokers and online sales channels).
•	Finance costs for fiscal year 2016 were $72.5 million, a decrease of 2% from $73.7 million in the prior year. The decrease is a result of the 2% decrease in the long-term debt balance over the past year with lower borrowing costs under the credit facility due to the use of sale proceeds of NHS in the third quarter of fiscal 2015 to reduce borrowings, as well as a $7.0 million reduction in debt through the NCIB over the past year.
•	Base EBITDA was $207.6 million for fiscal year 2016, an increase of 15% from $180.4 million in the prior year, primarily driven by operational improvements and foreign currency impact from translation of the U.S. operations. Base EBITDA in fiscal 2016 includes $17.9 million of prepaid commission expense, reflecting the change in classification of prepaid commissions as a current asset effective fiscal 2016. Excluding this additional expense item, Base EBITDA increased by 25% to $225.5 million in comparison to the fiscal 2015.

Customer Aggregation

Margin per customer improvements during the year demonstrated continued success of Just Energy's margin improvement initiatives. The company remains focused on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. This improved profitability per customer will add to the Company's future margins over and above any growth in the customer base.

	April 1,			Failed to	March 31,	% increase
	2015[1]	Additions	Attrition	renew	2016	(decrease)
Consumer Energy
Gas	713,000	146,000	(153,000)	(38,000)	668,000	(6)%
Electricity	1,240,000	377,000	(306,000)	(95,000)	1,216,000	(2)%
Total Consumer RCEs	1,953,000	523,000	(459,000)	(133,000)	1,884,000	(4)%
Commercial Energy
Gas	242,000	86,000	(29,000)	(55,000)	244,000	1%
Electricity	2,491,000	549,000	(183,000)	(465,000)	2,392,000	(4)%
Total Commercial RCEs	2,733,000	635,000	(212,000)	(520,000)	2,636,000	(4)%
Total RCEs	4,686,000	1,158,000	(671,000)	(653,000)	4,520,000	(4)%
[1]The balance as of April 1, 2015 have been adjusted for customers who have either grown above 15 RCEs (becoming a Commercial customer) or have fallen below 15 RCEs (becoming a Consumer customer) during the fiscal year 2015. At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer and Commercial divisions as a result of the increases or decreases in the annual consumption.

•	Just Energy's total customer base is currently 4.5 million RCEs, a 4% decrease from one year ago. The Consumer base also includes 60,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of smart-thermostats continues to be a key driver for growth for Just Energy.
•	Gross customer additions for the year ended March 31, 2016 were 1,158,000, a decrease of 20% compared to 1,441,000 customers added in fiscal 2015.

o	Consumer customer additions of 523,000 decreased 23% from the 675,000 added in the prior year, primarily due to market conditions as the commodity prices were lower and, therefore, more competitive across all markets as well as a decrease in customer additions through online and door-to-door marketing.
o	Commercial customer additions of 635,000 decreased from the 766,000 gross customer additions in the prior year, primarily due to a more disciplined pricing strategy.

•	Just Energy's geographical footprint continues to diversify outside of North America. During fiscal year 2016, the U.K. operations increased their customer base by 53% to 308,000 RCEs with strong growth for both their Consumer and Commercial customer bases.

•	Net customer additions were a negative 166,000 for fiscal 2016, down from net additions of 276,000 in 2015, primarily as a result of the lower customer additions in North America and lower renewal rates for Commercial operations.
•	The combined attrition rate for Just Energy for fiscal 2016 was 16%, consistent with prior year.

o	The Consumer attrition rate decreased one percentage point to 26% compared to the prior year, which includes the impact from higher customer defaults in markets where Just Energy bears collection risk.
o	The Commercial attrition rate increased two percentage points to 9% year over year as a result of increased competition as well as the Company's continued focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

•	The renewal rate for fiscal 2016 was 62%, down five percentage points from 67% in fiscal 2015.

o	The Consumer renewal rate decreased by three percentage points to 74%, while the Commercial renewal rate decreased by six percentage points to 57%. The decline reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy's focus on improving retained customers' profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

The strong, performance-driven results continue generating solid cash flows and providing the Company the financial flexibility to pursue aggressive debt reductions. As of March 31, 2016 Just Energy's book value net debt was 2.6x Base EBITDA, significantly improved from 3.3x just one year ago.

•	Cash and cash equivalents were $127.6 million as of March 31, 2016, an increase of 62% from $78.8 million reported as at March 31, 2015, primarily attributable to strong operating performance.
•	Long-term debt of $660.5 million as of March 31, 2016 decreased 2% from $676.5 million as of March 31, 2015. This improvement was a result of the $25.0 million repayment of the senior unsecured note along with the retirement of $7.0 million of convertible debentures despite the higher valuation of the U.S.-based $150m convertible bonds as a result of change in the exchange rate to Canadian dollars.

•	Base FFO for fiscal year 2016 were $138.2 million, an increase of 49% compared with $92.5 million in the prior fiscal year. The increase in Base FFO was higher than the increase in Base EBITDA due to the adjustment required reflecting net cash receipts from gas sales being greater than the prior year as a result of the lower consumption resulting from the warmer winter weather.

•	The payout ratio on Base Funds from continuing operations was 54% for fiscal year 2016, compared to 94% reported in fiscal 2015.

•	Dividends and distributions for fiscal year 2016 were $74.8 million, a decrease of 14% from the prior fiscal year as a result of a reduction in the annual dividend from $0.84 to $0.50 effective with the July 2014 dividend.

Outlook

Just Energy continues to deploy its strategy to become a world class consumer enterprise delivering superior value to its customers through a range of energy management solutions and a multi-channel approach. Growth plans center on geographic expansion, structuring superior product value propositions, and enhancing the portfolio of energy management offerings. The company's geographic expansion is centered on Europe where the Company expects to expand into two new European markets in fiscal 2017 and remains committed to evaluating further potential expansion in continental Europe and beyond over the longer term.  Superior value propositions such as the new flat bill product has now been rolled out in six new markets, energy management solutions such as Solar are being piloted and launched in California and New York and a new commercial energy storage pilot is being planned.
The fiscal 2016 earnings results exceeded management's expectations based on the targets provided.  To reflect the progress in repositioning the business, management believes that the Company will achieve fiscal 2017 Base EBITDA in the range of $223 million to $233 million, reflecting continued double-digit year over year growth. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $40 million for prepaid commercial commissions, which would previously have been included as amortization within selling and marketing expenses.  This represents a $22 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years.  Just Energy expects to offset this headwind with continued strong gross margin performance, U.K. growth and Just Solar contributions.
Just Energy's solar program commenced its initial pilot phases in California and New York during the fiscal year, with the volume signed during this initial pilot resulting in higher than expected profit.  Based on the success of the pilot launch in southern California, operations will continue to grow with further expansion in California and the northeast U.S.  In fiscal 2017, Solar is expected to contribute $10 million towards the double digit percentage Base EBITDA target.
Earnings Call
The Company will host a conference call and live webcast to review the fourth quarter results beginning at 10:00 a.m. eastern standard time on May 19, 2016 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.
Just Energy Conference Call and Webcast
•	Thursday, May 19, 2016
•	10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-866-229-4144 and entering pass code 5662147 #. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=1183112&s=1&k=4AC44273FFA2FA7C7F443BBC62EC7F3A

An audio tape rebroadcast will be available starting at 12:30 p.m. EST May 19, 2016 until June 18, 2016 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 5662147#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to 1.8 million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.
FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com